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CONFIDENTIAL

July 18, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Keira Nakada, Mary Mast, Sonia Bednarowski, and Dietrich King

Re:	Sundial Growers Inc.

Registration Statement on Form F-1

Filed July 5, 2019

File No. 333-232573

Ladies and Gentlemen:

On behalf of our client, Sundial Growers Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated July 15, 2019 (the “Comment Letter”) to the Company regarding the Company’s above-referenced registration statement (File No. 333-232573) on Form F-1, filed on July 5, 2019 (the “Registration Statement”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment. The Company expects to file via EDGAR pre-effective amendment no. 1 to its Registration Statement on Form F-1 (“Amendment No. 1”) responding to the Staff’s comments and including certain other revisions and updates. Below each of the Company’s responses is additional or revised disclosure in substantially the form that the Company expects to include in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

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SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Prospectus Summary, page 1

1.

We note your revised disclosure on page 36 that all of your executive officers, with the exception of Geoff Thompson, and one of your directors have not obtained the required security clearance from Health Canada. Please disclose this here and discuss the effect that the failure to receive such clearances could have on your business.

In response to the Staff’s comment, the Company intends to supplement its disclosure in Amendment No. 1 to add the following disclosure in the Prospectus Summary and Business sections:

“Under the Cannabis Regulations, each of our directors and officers must obtain and maintain a security clearance from Health Canada. Certain additional key personnel are also required to obtain and maintain a security clearance. Greg Mills and Elizabeth Cannon (two of our recently appointed directors), Torsten Kuenzlen (our Chief Executive Officer and director) and all of our other executive officers, with the exception of Geoff Thompson, have applied but not yet obtained security clearance from Health Canada. Failure by an individual in a key operational position to maintain or renew his or her security clearance could result in a reduction or complete suspension of our operations. See “Risk Factors – Risks Related to Our Business and Industry – Our future success is dependent on our ability to attract or retain key personnel, including our Executive Chairman, Chief Executive Officer and other key employees. In addition, our directors, officers and certain other key employees are subject to security regulations due to the nature of our industry, which may make it more difficult for us to attract, develop and retain talent”.”

Our Strengths, page 6

2.

We note your revised disclosure on page 6 that you until your CBD extraction facilities are operational, you will make CBD extraction arrangements with third parties. Please disclose whether you have made any agreements with third parties, and, if so, please disclose the key terms of any such agreements and file them as exhibits to your registration statement, if required to do so pursuant to Item 601 of Regulation S-K. In addition, we note your revised disclosure on page 6 that you intend to leverage Bridge Farm’s distribution relationships with Tesco, Morrisons, ASDA, Lidl, Amazon and Aldi to launch CBD product sales in the United Kingdom. Please disclose here whether these companies have agreed to sell your CBD products.

In response to the Staff’s comment, the Company intends to supplement its disclosure in Amendment No. 1 to add the following disclosure in the Prospectus Summary and elsewhere (additions marked with underlined text):

“We believe consumers primarily use cannabis in three ways: as medicine (Heal), for wellness (Help) and for adult use (Play). We have tailored supply chains that address each market opportunity based on these consumer uses. For Play, we are producing premium cannabis products in purpose-built indoor modular grow rooms. For Help, we will produce CBD products using large-scale, low-cost production facilities and, until such time as our own CBD extraction facilities are operational, we anticipate entering into CBD extraction arrangements with third parties, although we have yet to do so. For Heal, we will leverage our facilities in Canada and the United Kingdom to optimally produce medical cannabis products, depending on the specific opportunity.

[…]

We also intend to leverage certain of Bridge Farm’s distribution relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to initially launch CBD product sales in the United Kingdom, capitalizing on Bridge Farm’s U.K.-based production and traceable supply chain. To date, we have not entered into any agreements with such retailers to sell our CBD products.

[…]

Bridge Farm’s current facility footprint is approximately 1.6 million square feet and plans are in place to expand to approximately 3.6 million square feet. We intend to leverage Bridge Farm’s existing distribution relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and Aldi to launch CBD product sales in the United Kingdom and globally. We have engaged with a few of these retailers, all of whom have expressed interest in selling Bridge Farm’s CBD products, although we have not yet entered into any agreements to sell our CBD products. As the global CBD regulatory landscape continues to evolve, we plan to utilize these relationships as well as establish new partnerships with international retailers to become a recognized global CBD leader.”

Estimated Preliminary Results for the Three Months Ended June 30, 2019 (unaudited), page 19

3.

You have disclosed in the filing your estimated preliminary results which could be considered a forecast. Please also present the estimated net income/loss and net income/loss per share pursuant to Item 10(b) Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not agree that the estimated preliminary results disclosed in the Registration Statement are a projection, as such term is used in Item 10(b) of Regulation S-K. The Company is not able to provide an estimate of net loss and comprehensive loss and net loss and comprehensive loss per share at this time, however, in response to the Staff’s comment, it intends to revise and supplement its disclosure in Amendment No. 1 in the Prospectus Summary as set out below to give a fuller picture of the key factors and drivers of our net loss and comprehensive loss and net loss and comprehensive loss per share that we expect will impact our final results:

“Presented below are certain estimated preliminary financial results for the three months ended June 30, 2019. These estimated preliminary results are based on the information available to us at this time. For estimates of gross revenue and net revenue, we have provided ranges, rather than specific amounts, because these results are preliminary. We are not able to provide an estimate of net loss and comprehensive loss and net loss and comprehensive loss per share at this time, however, we have provided descriptions of the key factors and drivers in the period that we expect will impact our final results. As these estimates and descriptions are preliminary in nature, our actual results may vary materially from the estimated preliminary results presented here and will not be finalized until after we close this offering.

These are forward-looking statements and may differ from actual results. These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with IFRS. Accordingly, you should not place undue reliance on this preliminary data. Please refer to the section titled “Special Note Regarding Forward-Looking Statements.” These estimated preliminary results should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. For additional information, please see the section titled “Risk Factors.”

This data has been prepared by, and is the responsibility of, management. Our independent registered public accounting firm, KPMG LLP, or KPMG, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial results. Accordingly, KPMG does not express an opinion or any other form of assurance with respect thereto.

The gross margin as a percentage of gross revenue is expected to be substantially consistent for the three months ended June 30, 2019, as compared to the three months ended March 31, 2019, as a result of increases in net revenue, increases in fair value of biological assets and fair value realized through inventory, offset by higher cost of sales proportionate to the increase in net revenue.

In addition, we expect general and administrative, sales and marketing, research and development and finance expenses (excluding estimated finance expense associated with the Investment and Royalty Agreement), in the aggregate, to increase approximately 100% in the three months ended June 30, 2019 as compared to the three months ended March 31, 2019, consistent with our continued growth, including the acquisition of new cultivars from Sun 8 Holdings Inc. and increased debt levels and fees paid in connection with the retirement of certain debt obligations. Share-based compensation is expected to be significant in the three months ended June 30, 2019 due to the equity grants to our officers, directors and employees but less than our share-based compensation expense for the three months ended March 31, 2019.

As a result of the foregoing, we expect net loss and comprehensive loss and net loss and comprehensive loss per share (excluding changes in estimated finance expense associated with the Royalty Agreement) in the three months ended June 30, 2019 will be less than the net loss and comprehensive loss and net loss and comprehensive loss per share we reported for the three months ended March 31, 2019.

On or prior to completion of this offering, we intend to terminate the Investment and Royalty Agreement. As a result of the termination of the Investment and Royalty Agreement, we will record non-cash finance expense representing the difference between the aggregate consideration paid in connection with the termination and the previously recorded amortized value of the financial obligation. As of date of this prospectus, we had not yet determined the portion of this finance expense that will be recognized in the three months ended June 30, 2019 and the portion that will be recognized in the three months ending September 30, 2019. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Commitments and Obligations—Investment and Royalty Agreement”.”

Use of Proceeds, page 51

4.

Please provide the amount of the proceeds you intend to use for each of the specified uses on page 51. In addition, we note your disclosure on page 60 regarding your plans to expand your capacity at the Olds, Merritt and Bridge Farm facilities. Please provide an estimate of whether the net proceeds are sufficient to fully fund your current expansion plans, and, if not, please provide an estimate of the amount and sources of other funds needed.

In response to the Staff’s comment, the Company intends to revise its disclosure in Amendment No. 1 to add the following disclosure in the Use of Proceeds section:

“We are undertaking this offering in order to increase our liquidity and raise capital to further develop our cultivation and processing capacity. We intend to use the net proceeds from this offering, in combination with cash on hand, other anticipated sources of financing and expected cash flow from operations, as follows, approximately: (i) $55.0 million to $60.0 million to complete the construction and expansion of our Olds Facility; (ii) $15.0 million to $30.0 million to complete the construction of our Merritt Facility; (iii) $92.0 million to fund the expansion and transition of certain of the Bridge Farm facilities to hemp cultivation and processing; and (iv) $1.0 million for research through Pathway Rx. The amount of remaining capital expenditures required at, and allocated to, the Merritt Facility will vary depending on the scale of the facility that will be constructed. At the Merritt Facility, a mini-pod, which is an approximately 35,000 square foot facility with eight flowering rooms, is expected to cost a further $15 million to construct, while a larger facility with extraction capabilities is expected to cost up to $30 million to complete. We plan on allocating the remainder of the net proceeds of this offering, if any, for capital expenditures required to maintain our productive capacity on an ongoing basis, future acquisitions and general corporate purposes. At present, we have no plan, arrangement or understanding to acquire any material business or asset.

We expect most of the expenditures described above to be incurred by the end of the first half of 2020. However, our business objectives and milestones may be adjusted at the discretion of management and the actual amounts and timelines for achieving these objectives and milestones are subject to many factors. The expected use of proceeds from this offering represent our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors and any unforeseen cash needs. As a result, management will retain broad discretion over the allocation of the net proceeds from this offering.”

Unaudited Pro Forma Condensed Consolidated Financial Information

Unaudited Pro Forma Consolidated Statement of Financial position, page 63

5.	Please clarify in the notes to the pro forma information the nature of the derivative liability in adjustment (c).

In response to the Staff’s comment, the Company intends to revise its disclosure in Amendment No. 1 to add a note to its Unaudited Pro Forma Consolidated Statement of Financial Position that will disclose the following:

“Adjustments to derivative liability of $17.2 million representing the estimated fair value of common share purchase warrants issued in connection with the SAF Jackson Facility.”

Business

Our Growth Strategies, page 113

6.

We note your response to comment 4. Please disclose when you will have the capacity to export medical cannabis from Canada as well as the market you intend to supply with medical cannabis. In this regard, we note your disclosure that you intend to target the United Kingdom and Germany as early as 2020. Clarify whether you intend to export medical cannabis from Canada to these identified markets.

In response to the Staff’s comment, the Company intends to supplement its disclosure in Amendment No. 1 to add the following disclosure in the Prospectus Summary and Business sections (additions marked with underlined text):

“Expand geographic footprint

[...] Subject to capacity and required approvals, we will begin the export of medical cannabis from Canada to priority opportunity markets, including the United Kingdom and Germany, as early as 2020, subject to compliance with Health Canada export permit requirements, local import permit requirements and other applicable local regulations. When other countries legalize adult-use cannabis, we will move quickly to establish ourselves in these markets, which may include building local infrastructure that replicates our Canadian model.”

Intellectual Property, page 122

7.	We note your response to comment 2. On page 122, you disclose that two of your strains of medical cannabis demonstrate properties for the treatment of inflammatory disorders of the gastrointestinal tract, irritable bowl disease, ulcerative colitis as well as anti-cancer, anti-inflammatory and rejuvenation properties. Please disclose your basis for these statements by providing a detailed description of your preclinical studies.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that at this time, Pathway Rx is not a material part of its business. In light of the Staff’s comments, the Company has re-evaluated its disclosure with respect to Pathway Rx and intends to make revisions as set out below. The Company will add disclosure to its continuous disclosure when these activities become more advanced and disclosure would be material to investors. (Additions marked with underlined text; deletions marked with strikethrough text)

“We own a 50% interest in Pathway Rx, a company that uses advanced technologies, including machine learning approaches, to screen an extensive library of cannabis strains with the ultimate goal of being able to identify and customize treatments for symptoms associated with a wide range of medical conditions, targeting, among others, cancer, skin disorders, skin protection and rejuvenation, and inflammatory processes.

~~To date, Pathway Rx has submitted four provisional patent applications to the U.S. Patent and Trademark Office, or the USPTO, covering 18 cannabis strains targeted towards symptoms associated with cancer, skin orders, skin protection and rejuvenation, and inflammatory processes. Pathway Rx has also submitted a provisional patent application to the USPTO for a process to analyze the molecular profiles of a particular disease or patient in order to identify the cannabis strain that is best suited as a potential treatment. A provisional patent application is valid for 12 months from its date, unless extended, and establishes an early effective date for a later-filed nonprovisional patent application. A non-provisional patent application allows the use of the term “Patent Pending” to be applied to an invention. In addition, Pathway Rx is developing two patent applications for particular strains of cannabis. The first strain demonstrates properties for the treatment of inflammatory disorders of the gastrointestinal tract, such as Crohn’s disease, irritable bowel disease, ulcerative colitis and others. The second cannabis strain demonstrates multiple medicinal properties, including anti-cancer, anti-inflammatory (skin and gut) and rejuvenation properties.~~

~~Pathway Rx has conducted both in vitro and in vivo pre-clinical studies in furtherance of its research and development of cannabis strains with medically beneficial properties. Such studies have involved the use of human cells, 3D tissues and animals and included palatability, tolerability and behavioral studies.~~ To date, neither we nor Pathway Rx have submitted any potential drug candidates to any regulatory body for approval. If we submit drug candidates for approval to the applicable drug regulatory authorities, the approval process will be lengthy and may not be successful. See “Regulation—Regulatory Framework in Canada—Drug Approval Process” for more information.”

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We thank the Staff in advance for its consideration of these responses and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the above matters or the forthcoming Amendment No. 1, please do not hesitate to contact me at (212) 848-7974.

Very truly yours,

/s/ Jason Lehner
Jason Lehner

cc:	Torsten Kuenzlen, Chief Executive Officer, Sundial Growers Inc.

Merritt Johnson, Shearman & Sterling LLP

Rima Ramchandani, Torys LLP

Janan Paskaran, Torys LLP

Rob Lando, Osler, Hoskin & Harcourt LLP